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                          GREENMARINE ACQUISITION CORP.
                                 277 Park Avenue
                                   27th Floor
                            New York, New York 10172




                                                                 August 11, 1997



The Board of Directors
Outboard Marine Corporation
100 Sea Horse Drive
Waukegan, Illinois 60085
Attn:  Mr. Harry W. Bowman
           Chairman of the Board

Gentlemen:

       As you are aware, Greenmarine Acquisition Corp. ("Greenmarine") on Friday, August 8th commenced an all cash tender offer for all outstanding shares of common stock of Outboard Marine Corporation (the "Company" or "Outboard Marine") at a price of $18.00 per share (the "Offer").

       Today, representatives of Salomon Brothers Inc, financial advisors to the Company, requested that we execute and deliver to the Company a confidentiality agreement "as soon as possible," so that the Company could discuss the terms of the Offer with Greenmarine. However, the proposed form of confidentiality agreement sent to us purports, on its face, to prevent us even from continuing our current Offer, which, as you know, is economically superior to Detroit Diesel Corporation's current offer to the Company and its stockholders. To say the least, we are puzzled by this request which ignores the market realities of the current situation.

       As stated in our August 8th letter, we are prepared to sit down immediately with you and your advisors to negotiate and sign a merger agreement substantially in the form of the Agreement and Plan of Merger that the Company executed with Detroit Diesel. We are ready and willing to answer any and all



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August 11, 1997
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questions that you or your advisors may have concerning our offer. A confidentiality agreement should not be a predicate for such discussions. If, in connection with any further discussions, we request to be provided with confidential information regarding the Company, at such time we would be happy to execute a confidentiality agreement on terms mutually agreeable and which recognizes the fact that we have already commenced an offer to the Company's stockholders which is indisputably both fair in price and structure.

       Please instruct your advisors to meet with us immediately, without any preconditions, so that we can negotiate and execute, as soon as possible, an agreement that reflects our economically superior offer.

       We look forward to hearing from you.

                                            Very truly yours,

                                            /s/ Alfred D. Kingsley

                                            Alfred D. Kingsley
                                            Chief Executive Officer
                                            and President

cc:      Salomon Brothers Inc



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